SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4*)

PLASTEC TECHNOLOGIES, LTD.
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G71218 104
(CUSIP Number)
Kin Sun Sze-To Unit 01, 21/F, Aitken Vanson Centre 61 Hoi Yuen Road, Kwun Tong Kowloon, Hong Kong 852-21917155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).\

CUSIP No. G71218 104	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kin Sun Sze-To
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,275,424
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,275,424
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,275,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G71218 104	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sun Yip Industrial Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,386,523
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,386,523
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,386,523
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.1%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tiger Power Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 888,901
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 888,901
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.9%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 5 of 6 Pages

This Amendment No. 4 amends the original Schedule 13D and Amendments No. 1, 2 and No. 3 thereto (collectively, “Schedule 13D”) previously filed by Kin Sun Sze-To (“Sze-To”), Sun Yip Industrial Company Limited (“Sun Yip”) and Tiger Power Industries Limited (“Tiger Power” together with Sze-To and Sun Yip, the “Reporting Persons”) with respect to ownership of the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Plastec Technologies, Ltd., a Cayman Islands exempted company (the “Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is calculated using 12,938,128 Ordinary Shares outstanding, which is based on information known to the Reporting Persons.

Item 3. Sources of Funds.

Item 3 of the Schedule 13D is hereby amended to add the following:

By agreement dated October 2, 2013, the Issuer repurchased from Tiger Power 466,360 Ordinary Shares of the Issuer at a price of $6.00 per share for an aggregate purchase price of $2,798,160. Upon consummation of the transaction, the Issuer transferred the shares to its transfer agent for cancellation.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Sze-To is the beneficial owner of 8,275,424 Ordinary Shares, representing 7,386,523 Ordinary Shares held by Sun Yip and 888,901 Ordinary Shares held by Tiger Power, two entities that he controls. Sze-To is the beneficial owner of 64.0% of the Issuer’s outstanding Ordinary Shares. Sze-To is deemed to have sole voting and dispositive power over such Ordinary Shares as he controls the entities holding such shares.

Sun Yip is the beneficial owner of 7,386,523 Ordinary Shares. Sun Yip is the beneficial owner of 57.1% of the Issuer’s outstanding Ordinary Shares. Sun Yip has sole voting and dispositive power over such Ordinary Shares.

Tiger Power is the beneficial owner of 888,901 Ordinary Shares. Tiger Power is the beneficial owner of 6.9% of the Issuer’s outstanding Ordinary Shares. Tiger Power has sole voting and dispositive power over such Ordinary Shares.

In the past 60 days, the Reporting Persons have effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

11.	Stock Purchase Agreement between Tiger Power and Issuer dated October 2, 2013

CUSIP No. G71218 104	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 15, 2013

/s/ Kin Sun Sze-To
Kin Sun Sze-To

SUN YIP INDUSTRIAL COMPANY LIMITED

By:	/s/ Kin Sun Sze-To

Name: Kin Sun Sze-To
Title: Director

TIGER POWER INDUSTRIES LIMITED

By:	/s/ Kin Sun Sze-To

Name: Kin Sun Sze-To
Title: Director

AGREEMENT

AGREEMENT, dated October 2, 2013, among Tiger Power Industries Limited (“Seller”), Plastec Technologies, Ltd. (“Purchaser”) and Graubard Miller (“Escrow Agent”).

RECITALS:

A. Seller desires to sell to Purchaser 466,360 ordinary shares, par value $0.001 per share (“Shares”), of Purchaser; and

B. Purchaser desires to purchase the Shares from Seller on the terms and conditions set forth in this Agreement.

IT IS AGREED:

1. Purchase and Sale of Shares. Subject to the terms and conditions herein, Seller hereby agrees to sell the Shares to Purchaser and Purchaser hereby agrees to purchase the Shares from Seller for $6.00 per Share, or an aggregate purchase price of $2,798,160 (“Purchase Price”).

2. Delivery of Shares and Purchase Price.

(a) Seller is hereby delivering to Escrow Agent a certificate representing the Shares, registered in Seller’s name, together with an instrument of transfer executed in blank with original signature from Seller, medallion guaranteed or accompanied by an appropriate waiver form addressed to the Company’s transfer agent.

(b) Upon receipt of the Shares and documentation referred to in Section 2(a) above, Escrow Agent shall notify Purchaser. Purchaser shall thereafter pay the Purchase Price to Seller by wire transfer to an account designated by Seller.

(c) Upon receipt of the Purchase Price, Seller shall notify Escrow Agent and Escrow Agent shall deliver the Shares to the Company’s transfer agent for cancellation.

(d) If the Shares and documentation referred to in Section 2(a) are not delivered to Escrow Agent by October 16, 2013, or the Purchase Price is not delivered to Seller within 7 business days after the Shares and documentation referred to in Section 2(a) have been delivered to Escrow Agent, then this Agreement shall be null and void. In such event, if Seller has delivered the Shares and documentation referred to in Section 2(a) to Escrow Agent, Escrow Agent shall promptly return the same to Seller.

3. Representations of Seller. Seller represents and warrants to Purchaser as follows:

(a) This Agreement constitutes a legal, valid and binding obligation of Seller enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) Seller is the record and beneficial owner of, and has good and marketable title to, the Shares, free and clear of all liens, security interests, charges, claims, restrictions and other encumbrances, subject to securities laws restrictions. Seller has not granted to any person or entity any options or other rights to buy, or proxies or other rights to vote, the Shares. No other person or entity has any interest in the Shares of any nature.

(c) Seller understands that it may not be privy to certain material non-public information with respect to the business operations, financial condition and prospects of Purchaser (“Excluded Information”) and that the Excluded Information could be positive in nature and, if released to the public, could have a positive impact on the market price of the securities of Purchaser. Notwithstanding the foregoing, Seller is still desirous of effectuating this transaction and selling the Shares to Purchaser. Seller is not requesting the Excluded Information and agrees that Purchaser is not obligated to disclose any Excluded Information to Seller and that Purchaser shall not have any liability with respect to any non-disclosure of the Excluded Information. As a condition to Purchaser’s agreement to buy the Shares, to the fullest extent permitted by law, Seller hereby releases and waives any and all claims, causes of action, actions, proceedings, suits, judgments, liens and executions and claims, whether known or unknown, now or hereafter arising against Purchaser based upon or relating to such non-disclosure or Seller’s failure to review the Excluded Information and further covenants not to sue Purchaser for any loss, damage or liability arising from or relating to the sale of the Shares.

4. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that this Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5. Escrow Agent.

(a) Escrow Agent is serving hereunder solely as a convenience to the parties to facilitate the purchase and sale of the Shares and Escrow Agent’s sole obligation under this Agreement is to act with respect to the Shares and Purchase Price as described in Section 2 of this Agreement. Escrow Agent shall not be liable to Seller or Purchaser or any other person or entity in respect of any act or failure to act hereunder or otherwise in connection with serving as Escrow Agent unless Escrow Agent has acted in a manner constituting gross negligence or willful misconduct. Seller shall indemnify Escrow Agent against any claim made against it (including reasonable attorney’s fees) by reason of it acting or failing to act in connection with this transaction except as a result of its gross negligence or willful misconduct.

(b) Escrow Agent may rely and shall be protected in acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been sued or presented by the proper party or parties. Escrow Agent may conclusively presume that the undersigned representative of Purchaser and Seller has full power and authority to instruct Escrow Agent on behalf of that party unless written notice to the contrary is received by Escrow Agent

6. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law.

7. Counterparts. This Agreement may be signed in counterparts which, taken together, shall constitute one Agreement.

8. Further Assurances. The parties hereto agree to promptly take such steps as may be necessary to effectuate the purposes and intent of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

SELLER:

TIGER POWER INDUSTRIES LIMITED

/s/ Kin Sun Sze-To____________

Name: Kin Sun Sze-To

Title: Director

Address: c/o Unit 01, 21/F, Aitken Vanson Centre

61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

PURCHASER: PLASTEC TECHNOLOGIES, LTD. By: /s/ Ho Leung Ning______________ Name: Ho Leung Ning Title: Chief Financial Officer

ESCROW AGENT: Graubard Miller By:/s/ Jeffrey Gallant____________ Name: Jeffrey Gallant Title: Partner